
LPPFUSION
2022-23 Report

Dear investors,

In the past year, LPPFusion demonstrated in detail our lead in scientific results among all private fusion efforts – and our peers and competitors agree! Our paper, "Focus Fusion: Overview of Progress Towards p-B11 Fusion with the Dense Plasma Focus", was published on March 9, 2023 for a special collection of the Journal of Fusion Energy devoted to private fusion projects. Importantly each paper in the collection, including our own, was reviewed by scientists from competing private fusion efforts, ensuring a credible review process.

Our new paper documents that "among privately-funded fusion efforts, our experiments have achieved the highest ratio of fusion energy generation to device energy input (wall-plug efficiency) and the highest ntT product". The ntT product – density multiplied by confinement time, multiplied by temperature, is a standard rough measure of the quality of our fusion plasma while the wall-plug efficiency is an even more important measure of how close we are to getting useful energy out of our device.

The paper also demonstrated that, compared with all fusion projects, including the giant government ones, we've achieved "the highest confined ion energies of any fusion experiment (>200 keV) as well as, recently, the lowest impurities of any fusion plasma." These statements also passed JOFE's tough but fair peer review. A reviewer agreed that "this paper contains very important experimental ideas (filamentary structure, beryllium electrodes, influence of impurities, energy of fast ions, influence of the possible azimuthal currents and poloidal magnetic fields)".

We succeed in the laboratory in re-designing our ultrafast switches and we've shown experimentally that they deliver the higher current that we had planned. While the effort took a lot longer than we had planned, we now have switches we can rely on and are just starting a new series of fusion experiments. We have high hopes these will lead rapidly to much higher fusion yield.
The widespread public debate, starting in the summer of 2022, over the JWST observations of distant galaxies and their contradictions with the Big Bang theory, which LPPFusion Chief Scientist Eric Lerner and colleagues had drawn attention to, has increased our company's visibility. The same plasma phenomena we see in the universe are the bases of the functioning of our FF-2B experimental fusion device. Like the Wright Brothers, who studied birds in order to achieve powered flight, we are continuing to learn from nature how to generate fusion here on earth.

We need your help!

We need lots of help in getting the word out about our advances to the mass media and on social media. We want investors to contact local media outlets, present our work at relevant energy technology meetings, organize local meetings and put new of our on websites. We also need additional help from those with specialized technical expertise, such as electrical and mechanical engineering, and computer simulations.

Sincerely,

Ivana Karamitsos

Secretary

Eric J. Lerner

President and Chief Scientist

Our Mission

To achieve the future we want for ourselves and our children, we must replace fossil fuels with a cheap, clean, safe, and unlimited energy source. Our small, decentralized 5 MW generators will use hydrogen and boron fuel, both of which are essentially unlimited in nature, to allow a direct conversion of energy to electricity without expensive turbines or radioactive waste. We believe costs will be 10x cheaper than existing energy sources, meaning our Focus Fusion technology can change the world.

See our full profile

How did we do this year?

Report Card

A-



The Good

- Published major paper demonstrating our lead in results among private fusion companies
- Identified problems with switch design and re-designed them
- Generated favorable publicity and increased credibility with cosmology work



The Bad

- Switch re-design went slower than expected
- Renewed testing of FF-2B was delayed
- fundraising slowed

2022-23 At a Glance

Fiscal Year Ends September 30



$9,669 [92%]
Revenue



-$597,354
Net Loss


IOU!

$49,081 +309%
Short Term Debt



$370,520
Raised in 2022-23



$50,506
Cash on Hand
As of 04/13/23

INCOME | BALANCE | NARRATIVE


Revenues
Profit
$128,501
$-702,312
$9,669
$-597,354
2021
2022

Net Margin: -6,178% Gross Margin: 100% Return on Assets: -137% Earnings per Share: -$1,736.49 Revenue per Employee: $3,223 Cash to Assets: 20% Revenue to Receivables: ~ Debt Ratio: 11%

LAWRENCEVILLE_PLASMA_PHYSICS__INC-LAWRENCEVILLE_PLASMA_FINAL.pdf

LPPFusion_Final_Audit_Report.pdf

We ❤ Our 2446 Investors

Thank You For Believing In Us

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Donald Wagner	Donald Wagner	David Muller	Rob Bunn	Rob Bunn	David Muller	David Muller
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Dave Morgan	Elizabeth Pasternak	Francesco Gitti	Ryan Henrichson	Luis Martinez	Lindsay McGuinness	Thomas B. Lyons
Ian Bone	Spencer Smith	Theresa K Hatfield	Jeremiah Howard	Nick Sires	Pavel Jirousek	Cynthia Thompson
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Kieran Smith	Tyrone Alexander	Michael Quest	Martin Atkins	Jesus Aguilar	Linda Williams	Alyssa Suthertown
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Peter Siaw	David W Funk	Joakim Andreas Bengtsson	Robert Öllerton	Moonshot Fund	Liviu Vanoaica	Michael Delaney
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James C Andersen	Annie Umbricht	Peter Thomas Mohr	Dan Bishop	Megan Kane	Prioul Adrien	Erik Staflin
Kristian Knorr Jensen	Daniel Babcoxk	Boris Epstein	Valerie Borden	Kwok Cheung Law	Sam Webster	Brendan Byrne
Massimiliano Andreozzi	Maija Davlouros	Gary King	Jessica Schmidt Decatrel	Connor Whitman	Jolie Jantz	Jeffrey LaGrasso
Capatoria Wilson	Glenn Patterson	Gregory Boyle	Justin Malestein	Michael J Funk	Kyle Piotrowski	Warren Upham
Allen Wong	Steve Wood	Nathan Dobbins	Neville George	Matthew Morris	Andrew Nazarechuk	Dana Swanson
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Michel Simixis	Francis Scott LaPlante	Michael Ratty	Dilip Ravindran	John Schraufnagel	Roman BABJAK	Gert Willems
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Howard Talesnick	Michael Cupp	Ronald David Glassman	Adrien Hamelin	John Brooks	Raymond HARTMAN	William Miller
David Tayler	Fabian Seither	Sandeep Kadagathur Vadi…	Leo Chaloux	Gaylord Fines	Michael E Wendel JR	Scott Nesbitt
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Neil Dinh	Kevin Madsen	Rick Duffy	Niall Emmart	Alan McNea	Jon Hess	Kevin Kell
Jean Brinkman	Anthony Joseph Della Sala	Mark Arruda	Jose Flores	Jason E Pendleton	Daniele Rolando	Sulexan Chery
Avinash Shukla	Davender Bhardwaj	Benjamin DWYER	Nael Altoon	Abbass Sekhavat	Deviprasad Mulluru	Chad Granofsky
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Zach Cochran	Christoph Träger	Benllini Galindo	Bryan Johnson	Mark Skinner	Jeffrey Alan Peck	William W Williams
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Richard Campbell	Kyle Sheepwash	Matthew Gustafson	J. Zutt	Richard Machina	Albert Perrien II	Steven Wagstaff
Rogelio Toledo	Alexander Gray Pollard	Arne Rusek	William Nemes	Nathan Blackman	Rogier Brussee	Lindsay McGuinness

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Kasper Lorenz Johansen
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Freida C
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Marino Santini
Daniel KURTTI
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Nilyufar Nurmanova
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Nicholas Kaiser
Edward McIntyre
Yacoub Al Qsous
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Diane Kestner

Thank You!

From the LPPFusion Team



Eric J. Lerner

President and Chief Scientist



Ivana Karamitsos

Chief Information Officer, Communications Director



Dr. Syed Hassan

Research Scientist

Dr. Hassan, a plasma physicist, has more than 20 years experience with the dense plasma focus device. Before joining LPPFusion in 2015, he worked for Purdue University's School of Nuclear Engineering.



Rudolph Fritsch

Mechanical Engineer, Secretary

Rudy has been President of Allsteel, a manufacturer of industrial metal-forming equipment, for 15 years. As an engineer and entrepreneur, he ran a successful family business in Canada for decades.



Dr. Warwick Dumas

Simulation Researcher

Warwick earned a Ph.D. in Applied Mathematics from the University of Leicester before joining LPP in 2012, where he simulates the plasma filaments that form when the capacitor banks are discharged.



Dejan Simurdic

IT Adminstrator

Dejan is a Software Developer/Data Analyst with over 13 years of experience. He worked in multiple industries and in over 20 different coding and database platforms. He was born in Serbia and spent 3 years in Africa before coming to the US.



Dr. Robert Terry

Computational Physics Consultant

Dr. Terry has had over 35 years of experience in simulation of plasma phenomena, including over 20 years at the US Naval Research Laboratory developing innovative methods for modeling the Z-pinch.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Eric J. Lerner	Physicist @ LPPFusion	2003

Officers

OFFICER	TITLE	JOINED
Eric J. Lerner	Chief Scientist	2003
Rudolph Fritsch	Secretary Treasurer	2015
Ivana Karamitsos	Chief Information Officer, Communications Director	2010

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Eric Lerner	140,020 Class B and Class A Common	100.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
02/2015	$4,439,373	Common Stock	Section 4(a)(2)
09/2015	$354,200	Common Stock	Section 4(a)(2)
11/2015	$1,252,250	Common Stock	Section 4(a)(2)
05/2018	$963,250		4(a)(6)
09/2018	$339,706	Common Stock	Regulation D, Rule 506(c)
03/2020	$615,375		4(a)(6)
12/2020	$591,125	Common Stock	Regulation D, Rule 506(c)
08/2021	$672,750		4(a)(6)
09/2021	$159,880		Section 4(a)(2)
06/2022	$39,000	Common Stock	Regulation D, Rule 506(c)
07/2022	$15,000		Regulation D, Rule 506(c)
12/2022	$316,520		4(a)(6)
04/2023	$94,200	Common Stock	Regulation D, Rule 506(c)

The use of proceeds is to fund general operations.

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Jeff Maier	07/12/2022	$15,000	$0	5.0%	01/18/2023	

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS

Class B Common Stock	400,000	324,267	No
Class A Common Stock	20	20	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	19,008

Risks

The SEC recently approved amendments to Regulation Crowdfunding in which the fundraising limit for crowdfunding issuers will be increased from $1.07 million during a 12-month period to $5 million during a 12-month period. These amendments will take effect 60 days after the publication in the Federal Register. The Company reserves the right to increase the Maximum Fundraise Target once such amendments take effect. If the Company increases the Maximum Fundraising Target, investments made prior to such limit increase may be diluted accordingly.

Dilution Risks You should understand the potential for dilution. Each investor's stake in us, could be diluted due to our issuing additional shares. In other words, if we issue more shares, the percentage of the Company that you own will decrease, even though our value may increase. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, a crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, you could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most development and early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company). The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

However, the Shareholder's Agreement does offer you the possibility of maintaining your percentage of the company, in the event of a new offering, by buying shares on the same terms as those offered to others.

COVID-19 can materially impact our business.

It is unclear how long the COVID-19 pandemic will last and to what degree it could hurt our ability to generate revenues.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Rudolph Fritsch is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Control by Majority Stockholder Even if this offering is fully subscribed, Eric Lerner, who serves as an officer and our sole director, owns 100% of our Class A Voting Common Stock, and therefore maintains control. The Class B Common Stock does not have any voting rights. Therefore, investors will not have the ability to control our management. Notwithstanding the foregoing, Mr. Lerner and certain holders of our Class B Common Stock are parties to the Shareholder Agreement, pursuant to which the approval of certain holders of Class B Common Stock is required by the Company, to increase executive compensation beyond certain levels, increase the authorized number of shares, create new classes of shares, or enter into transactions with affiliates that have a value in excess of $5,000.

Limited Transferability and Liquidity Each investor agrees that it will acquire our Class B Common Stock for investment purposes only and not with a view towards distribution. Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion or other disposition of our Class B Common Stock. In addition, each investor shall sign a Shareholder Agreement (the "Shareholder Agreement"), which imposes certain additional restrictions on the transfer of the Class B Common Stock. Under the Shareholder Agreement, until such time as we become a public company, no Shares may be sold or transferred without first offering us and all of the other holders of Class B Common Stock the right to purchase such Shares. Excluded from this provision are transfers resulting from the death of a shareholder or a transfer to an affiliate of the shareholder. No public market exists for our Class B Common Stock and no market is expected to develop.

The Company plans on expanding its business in further research stages and eventually through the introduction of commercialization and marketing campaign. Any expansion of operations the Company may undertake will entail risks. Such actions may involve specific operational activities, which may negatively impact the profitability of the Company. Consequently, shareholders must assume the risk that (i) such expansion may ultimately involve expenditures of funds beyond the resources available to the Company at that time, and (ii) management of such expanded operations may divert Management's attention and resources away from its existing operations, all of which factors may have a material adverse effect on the Company's present and prospective business activities.

If a prototype generator is achieved, commercialization will be a remaining hurdle. Significant commercial interests in existing energy sources may be able to delay such commercialization. Many other competitors may well take a large share of the market for our devices, in regions not covered by our patents, by challenging the patents, or by ignoring them.

While we believe we have a good chance of success, net power from fusion has not yet been achieved by anyone, and it's entirely possible that unexpected problems will arise. We won't know for sure until the experiments are complete. It's possible that the plasma won't behave the way we expect. There may also be engineering difficulties which delay the tests.

Even if we achieve net energy production in a laboratory device, we may not be able to overcome the engineering challenges to produce a working prototype generator. Heat removal is a significant engineering challenge and while this now appears possible within existing technology, it is near the limit of that technology. The x-ray collection device has never been built and unexpected difficulties may arise with that as well.

The Company is still in the R&D phase and has no profits to date. It has been financed primarily by investment. Losses to date have been a significant fraction of total investment, and have been over $8 million. Such losses are expected to continue until licenses in the Company's technology are sold, which is projected to occur no sooner than 2025. Delays in the sale of such licenses could lead to continued losses.

In the early stages of development, the Company's business will be significantly dependent on the Company's management and scientific team. The Company's success will be mainly dependent upon Eric J. Lerner, and his loss could have a material adverse effect on the Company.

The Company has significant competition in the existing energy industry, and some of these competitors have significant resource bases with which to compete. In the particular field of fusion energy, other proposed fusion devices are in various phases of development, although no project has demonstrated net power generation yet. Primary competitors include General Fusion and TAE.

Our business strategy depends on the widespread adoption of our technology We do not have an existing customer base, and do not anticipate the development of a customer base until we have proven our technology. While we believe we can develop a customer base, our inability to do so could have a material adverse effect on us. Although we believe that our products may eventually offer advantages over

competitive companies and products, no assurance can be given that our products will attain a degree of market acceptance on a sustained basis or that we will generate revenues sufficient for sustained profitable operations.

Terms of Subsequent Financings We may need to engage in other common equity, debt, or preferred stock financing in the future. As a result of these additional offerings, your rights and the value of your investment in the Class B Common Stock could be reduced. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designations, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Class B Common Stock. In addition, if we need to raise additional equity capital from the sale of Class B Common Stock, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment, including, a lower purchase price.

We Face Intense Competition We compete with major and widely used and existing power generation facilities and devices, public utilities and alternative energy companies. Our primary competitors in the alternative energy space include General Fusion and TAE In the specific field of fusion energy, other proposed fusion devices are in various phases of development, although no project has demonstrated net energy production yet. Most of our current and potential competitors have greater market recognition and customer bases, longer operating histories and substantially greater financial, technical, marketing, distribution, purchasing, manufacturing, personnel and other resources than we do. If we fail to compete successfully, our business would suffer and we may lose or be unable to gain market share.

Inadequacy of Funds If we are able to raise the full amount we are seeking to raise in this offering, we believe that such proceeds will capitalize and sustain us sufficiently to allow for the implementation of our business plans. If, however, we are unable to raise the full amount we are seeking, or if certain assumptions made by management are incorrect, we may have inadequate funds to fully develop our business and may need to raise additional capital through equity or debt financings, which may not be available on favorable terms, or at all.

Developing New Products and Technologies Entails Significant Risks We are currently in the research and development stage. Delays or cost overruns in the development of our technology and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

If We do not Retain Key Personnel, Our Business Will Suffer The success of our business is heavily dependent on the leadership of our key management personnel, specifically Eric J. Lerner and Ivy Karamitsos. If any of these people were to leave us, it would be difficult to replace them, and our business would be harmed. However, Lerner has a contract with our company prohibiting him from contributing fusion expertise to another company. We will also need to retain additional highly-skilled individuals if we are to effectively grow. Our future success depends on our continuing ability to identify, hire, develop, motivate and retain highly skilled personnel for all areas of our organization. Competition in our industry for qualified employees is intense, and we anticipate that certain of our competitors may directly target our employees and officers, all of whom are at-will employees and not parties to long-term employment agreements with us. Our continued ability to compete effectively depends on our ability to attract new employees and to retain and motivate our existing employees and officers.

We May Experience Significant Delays or Other Complications We may experience significant delays or other complications in bringing to market our systems. Any significant delays or other complications in the development, manufacture and/or launch, including, but not limited to, complications associated with launching our production or supply chain, or regulatory approvals, could materially damage our brand, business, prospects, financial condition and operating results.

Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Offering Price The price of the Shares has been arbitrarily established by us, considering such matters as the state of our business development and the general condition of the industry in which we operate. The Offering price bears little relationship to the assets, net worth, or any other objective criteria of value applicable to us.

Risks of Borrowing We may have to seek loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair our operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on our business, results of operations or financial condition.

Our Competitive Position Depends on Maintaining Intellectual Property Protection Our ability to compete and to achieve and maintain profitability depends in part on our ability to protect our proprietary discoveries and technologies. We rely on a combination of patents and trade secret laws to protect our intellectual property rights. We also rely upon unpatented know-how and continuing technological innovation to develop and maintain our competitive position. Our patents might be challenged by third parties as being invalid or unenforceable, or third parties may independently develop similar or competing technology that avoids our patents. We cannot be certain that the steps we take will prevent the misappropriation and use of our intellectual property, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States.

We May Face Intellectual Property Infringement Claims If we receive notice of claims of infringement, misappropriation or misuse of other parties' proprietary rights, some of these claims could lead to litigation. We cannot assure you that we will prevail in these actions. We may also initiate claims to defend our intellectual property. Intellectual property litigation, regardless of outcome, is expensive and time-consuming, could divert management's attention from our business and have a material negative effect on our business, operating results or financial condition. If there is a successful claim of infringement against us, we may be required to pay substantial damages (including treble damages if we were to be found to have willfully infringed a third party's patent) to the party claiming infringement, develop non-infringing technology, stop selling our products or using technology that contains the allegedly infringing intellectual property or enter into royalty or license agreements that may not be available on acceptable or commercially practical terms, if at all. Our failure to develop non-infringing technologies or license the proprietary rights on a timely basis could harm our business. Parties making infringement claims on our patents may be able to obtain an injunction that would prevent us from selling our products or using technology that contains the allegedly infringing intellectual property, which could harm our business.

Unanticipated Obstacles to Execution of Our Business Plan Our business plans may change significantly. Many of our potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that our chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of our principals and advisors. Management reserves the right to make significant modifications to our stated strategies depending on future events.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its

securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook

the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

LAWRENCEVILLE PLASMA PHYSICS, INC.

- New Jersey Corporation
- Organized May 2003
- 3 employees

128 Lincoln Boulevard

Middlesex NJ 08846

https://lppfusion.com

Business Description

Refer to the LPPFusion profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

LPPFusion has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Late filing.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.